Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

November 18, 2019 - For Immediate Release

Great Panther Reports Fatal Accident at its Coricancha Mine Complex in Peru

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces with great sadness that an employee lost his life in an accident that occurred during the late evening of November 17, 2019 at the processing plant of the Company’s Coricancha Mine Complex in Peru. The operation was undertaking further processing of stockpiles and limited mining, following the Bulk Sample Program completed earlier this year. There were no other injuries related to the accident.

Great Panther’s personnel immediately initiated protocols to close the plant area, and inform the employee’s family and appropriate government and local authorities. The area of the accident has been barricaded and closed off while an investigation, which is underway, into the accident has been completed.

“We are extremely saddened by this tragic accident and extend our deepest condolences to the family, friends and colleagues of our co-worker, an experienced plant operator who worked at the Coricancha Mine Complex for almost seven years”, stated Jeffrey Mason, Interim President and CEO. “Safety is a core value at Great Panther and we will continue to strive to prevent such accidents from occurring. This includes completing an investigation of this accident and taking remedial action. Great Panther is continuing an in-depth review of its comprehensive safety policies, programs, and training across all operations.”

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine Complex in Peru and, having executed a successful bulk sample mining program in accordance with the May 2018 PEA for the project restart, the Company is establishing the conditions under which a restart of production can be implemented.

For more information, please contact:

Alex Heath, CFA,

Director, Corporate Development & Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com